Form 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 1999

Commission File Number 1-5828

RETIREMENT PLAN OF
TALLEY METALS TECHNOLOGY, INC.
(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
pursuant to the plan)

1047 N. Park Rd.
Wyomissing, Pennsylvania  19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      RETIREMENT PLAN OF

                  TALLEY METALS TECHNOLOGY, INC.

                  (Name of Plan)

Date          June 27, 2000                           By
     /s/ G. Walton Cottrell
G. Walton Cottrell
Senior Vice President - Finance and
Chief Financial Officer

Financial Statements and Exhibits

(a) Financial Statements
 The financial statements filed as part of this report are listed in the Index to
 Financial Statements included herein.
(b) Exhibits
 (1) Consent of Independent Accountants

RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.
INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Report of Independent Accountants

Financial Statements:

       Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998

       Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998

       Notes to Financial Statements

Supplemental Schedule:

       Assets Held for Investment as of December 31, 1999

Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of the Retirement Plan of Talley Metals
Technology, Inc.:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Plan of Talley Metals Technology, Inc. (the
"Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United
States.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment as of
December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 23, 2000

RETIREMENT  PLAN  OF
TALLEY  METALS  TECHNOLOGY,  INC.

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
as of December 31, 1999 and 1998
(dollars in thousands)

ASSETS	1999	1998
Investments at fair value	$ 6,580	$ 6,007
Receivables:
Investment income receivable	9	-
Contributions - salary deferral	32	-
Contributions - company	47	-
Total receivables	88	-
Total assets	6,668	6,007
Net assets available for benefits	$ 6,668	$ 6,007

The accompanying notes are an integral part of these financial statements.

RETIREMENT  PLAN  OF
TALLEY  METALS  TECHNOLOGY,  INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 1999 and 1998
(dollars in thousands)

	1999	1998
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 338	$ 365
Interest and Dividends	205	128
	543	493
Contributions:
Employer	772	897
Participant	592	416
Rollover	1	-
Transfer from Talley Savings Plus	-	2,087
	1,365	3,400
Total additions	1,908	3,893
Deductions from net assets attributed to:
Benefits paid to participants	1,240	166
Transfer to Waterbury Independence Plan	-	133
Administrative expenses	7	2
Total deductions	1,247	301
Net increase	661	3,592
Net assets available for benefits:
Beginning of year	6,007	2,415
End of year	$ 6,668	$ 6,007

The accompanying notes are an integral part of these financial statements.

RETIREMENT  PLAN  OF
TALLEY  METALS  TECHNOLOGY,  INC.

NOTES  TO  FINANCIAL  STATEMENTS

1. Description of Plan:
 The following brief description of the Retirement Plan of Talley Metals Technology, Inc. (the
 Plan) is provided for general information purposes only.  Participants should refer to the
 Plan document for more complete information.

  General:
 The Plan is a defined contribution plan covering all employees of Talley Metals
 Technology, Inc. and Amcan Specialty Steels, Inc. (collectively called the Company) who have one year of service and are age eighteen or older.  It is subject to provisions of the
 Employee Retirement Income Security Act of 1974 (ERISA).  Prior to June 1, 1998, the
 Plan had been designed as a money purchase pension plan.  Any contributions made prior to that date and earnings on those contributions will be subject to the terms of those plan documents.

 The Company was acquired on February 19, 1998 by Carpenter Technology Corporation
 (Carpenter) as a result of Carpenter's acquisition of Talley Industries, Inc.  During 1998, funds were transferred from the Talley Savings Plus Plan, which has been terminated.  In addition, funds were transferred from the Plan to the Waterbury Independence Plan for the participants who are employees of Waterbury Companies, Inc. - Louisiana facility.  These employees are no longer eligible participants in the Plan.

 Effective July 1, 1999, Amcan Specialty Steels, Inc. was merged into Talley Metals
 Technology, Inc., at which time these employees became eligible to participate in the Plan.

  Contributions:
 Each participant may, at their discretion, contribute between 1% and 15% of their compensation through elective deferrals.

 The Company makes annual Guaranteed Contributions to the Plan on behalf of participants.  The amount of such contributions is five percent of each participant's earnings during the calendar year.  In addition, the employer also makes a matching contribution of 100% of the first 3% of the participant's base earnings that a participant contributes to the Plan.  Participants may also contribute amounts representing contributions from other qualified defined benefit or defined contribution plans.

 Participants may direct all contribution in one or more of the following investment options in five percent increments as directed by the participants based on their personal investment goals:

 M&I Stable Principal Fund - Funds are invested in guaranteed investment contracts of fixed interest rate with insurance companies, banks or federally insured institutions.
 Vanguard Wellington Fund - Funds are invested in a diversified portfolio of stocks and bonds to provide a combination of long-term growth and income.

 Vanguard Equity Income Fund - Funds are invested in a broadly diversified portfolio of stocks of large, established companies that pay higher than average dividends to provide income and modest long-term growth.

 Vanguard Windsor II Fund - Funds are invested in a broadly diversified portfolio of large, established companies believed to be undervalued relative to their current prices to provide long-term growth and modest dividend income.

 Vanguard Index Trust (500 Portfolio) - Funds are invested in the same stocks that are in the Standard & Poor's 500 Composite Stock Price Index (S&P 500) to provide long-term growth by attempting to match the performance and risk characteristics of the unmanaged
 S&P 500 Index, a broad measure of the U.S. stock market.

 Vanguard U.S. Growth Portfolio - Funds are invested in a portfolio of large, established companies that have good growth records, strong market positions and have exhibited long-term financial strength to provide potential long-term growth with dividends.

 American Century Fund - Holds equity securities of foreign companies in developed countries that exhibit accelerating growth.

 Neuberger & Berman Genesis Trust - Holds primarily stocks of companies with small market capitalizations (up to $1.5 billion at the time of the portfolio's investment) which are selling at attractive prices, with a history of solid performance and a proven management team.

 Carpenter Technology Corporation Stock Fund - Consists of investments in Carpenter
 Technology common stock, with a small portion of the fund invested in a money market fun to provide liquidity requirements of daily valuation.

  Participant's Accounts:

 Participant accounts are maintained and updated by the recordkeeper, Marshall & Ilsley (M&I), which also acts as the trustee.  Each participant's account is credited with the participant's contribution, the Company's contributions and an allocation of Plan investment earnings.
  Vesting:

 Participants are 100% vested in all contributions.

                Participant Loans:

 Loans are available to participants who are active employees of the Company.
 Participants are subject to certain restrictions on their number of loans, amount and terms of repayment.  Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent.  Loan repayments must be made under a level amortization schedule through regular payroll deductions, and payment in full is required at the time of the participant's separation.
  Payment of Benefits:

 On termination of service due to death, disability, or retirement, a participant is entitled to full distribution of all amounts credited to his or her account.  For termination of service due to other reasons, a participant is entitled to the amount credited to his or her account.
 Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant.  Benefit payments are recorded upon distribution.

2. Summary of Significant Accounting Policies:

   A.   The financial statements of the Plan are prepared under the accrual method of accounting.

   B.   The Plan adopted Statement of Position (SOP) No. 99-3, "Accounting for and Reporting of
         Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."  SOP No. 99-3
         simplifies the presentation and disclosure of by-fund information for participant directed investments.

             C.   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

        D.  The investment in the M&I Stable Prinicipal Fund is stated at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  The investment in the other trust funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee.  Purchases and sales of investments are reflected on a trade-date basis.  Gain or loss on sales of investments is based on average cost.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.
   E.  The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation)
        on investments.

   F.  Benefits are recorded when paid.
   G.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
3. Investments:

 The following presents investments that represent 5 percent or more of the Plan's net assets.
  (Shares and dollars in thousands)
	at December 31
	1999	1998
M&I Stable Principal Fund, 2,167 and 1,947 shares, respectively	$ 2,167	$ 1,947
Vanguard Wellington Fund, 14 and 15 shares, respectively	402	447
Vanguard Windsor II Fund, 33 and 33 shares, respectively	834	998
Vanguard Index 500 Fund, 12 and 11 shares, respectively	1,675	1,346
Vanguard U.S. Growth Fund, 20 and 17 shares, respectively	878	635
 During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by
 $338,000 and $365,000 as follows:
	(in thousands)
	1999	1998
Common stock	$ (43)	$ (15)
Mutual funds	381	380
	$ 338	$ 365
4. Tax Status of the Plan:

 The Internal Revenue Service has determined and informed the Company by a letter dated
 December 30, 1999, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the Code).
 The Plan administrator believes the Plan is currently being operated in compliance with applicable sections of the Code.
5. Administrative Expenses:

 The participants are assessed a fee for loan originations and lump sum distributions.  In addition, investment income is shown net of investment management fees.  All other expenses are paid by the Company.
6. Plan Termination:

 Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Related Party Transactions:

 Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley.  Marshall & Illsley is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the
 Plan for the investment management services amounted to $7,000 for the year ended December 31, 1999.

Retirement Plan of Talley Metals Technology, Inc.
Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999
(A)	(B)	(C) Description of investment, including	(D)	(E)
	Identity of issue, borrower, lessor or similar party	maturity date, rate of interest, collateral,	Cost	Current
		par or maturity value		Value
*	M&I Stable Principal Fund	Fixed income funds	$ 2,166,573	$ 2,166,573
	Vanguard Wellington Fund	Mutual fund	$ 436,679	$ 402,330
	Vanguard Equity Income Fund	Mutual fund	$ 288,707	$ 279,939
	Vanguard Windsor II Fund	Mutual fund	$ 1,003,138	$ 834,010
	Vanguard Index Trust (500 Portfolio)	Mutual fund	$ 1,370,089	$ 1,674,631
	Vanguard U.S. Growth Portfolio	Mutual fund	$ 758,567	$ 878,001
	American Century Fund	Mutual fund	$ 22,353	$ 29,533
	Neuberger & Berman Genesis Trust	Mutual fund	$ 16,121	$ 17,343
*	Carpenter Technology Corporation Stock Fund	Corporate common stock	$ 154,608	$ 157,412
	Participant Loans	Loans to Participants - interest rate 9.5%	$ -	$ 140,221

* Party-in-Interest

CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8
(number 2-83780) of Carpenter Technology Corporation of our report dated June 23, 2000 relating to the financial statements of the Retirement Plan of Talley Metals Technology, Inc., which appears in this Form 11-K.

PricwaterhouseCoopers LLP
Philadelphia, PA
June 27, 2000